[Exhibit 99.54]





DOW JONES                                  ITT
Dow Jones & Company, Inc.                  ITT Corporation
200 Liberty Street                         1330 Avenue of the Americas
New York, NY 10281                         New York, NY 10019


CONTACT:  Dick Tofel                       CONTACT: James P.Gallagher
          (212) 416-2951                            (212) 258-1261

                                           DATE:    May 12, 1997


                          FOR IMMEDIATE RELEASE



ITT AND DOW JONES AGREE TO SELL WBIS+ TO PAXSON COMMUNICATIONS


          NEW YORK, NY, May 12, 1997 -- ITT Corporation and Dow Jones & Company confirmed today that they have reached a definitive agreement to sell WBIS+, Channel 31 in New York City, to Paxson Communications Corp. for $257.5 million. The purchase price represents a gain on Dow Jones' and ITT's total investment in the station. Dow Jones and ITT purchased the station from the City of New York in 1996 for $207 million.

          The agreement is subject to approval by the Federal
Communications Commission, which is expected to be received later this year. The transaction is expected to be completed by year-end. It is not subject to financing conditions.

          WBIS+ will continue to operate with its current programming until June 29, after which Paxson will provide the station's programming under a time brokerage agreement until the transaction closes.